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Exhibit (a)(1)(H)

March 15, 2013

Dear Sauer-Danfoss Stockholders:

        As previously disclosed, Sauer-Danfoss Inc. (the "Company") has entered into an Agreement and Plan of Merger, dated as of March 1, 2013 (the "Merger Agreement"), with Danfoss A/S, a corporation organized under the laws of Denmark ("Danfoss") and our parent company, and Danfoss Acquisition, Inc., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Danfoss.

        Pursuant to the Merger Agreement, Merger Sub, on behalf of Parent, commenced a tender offer (the "Offer") on March 15, 2013, pursuant to which Merger Sub has offered to purchase all of the issued and outstanding Shares of common stock, par value $0.01 per share (each, a "Share"), not already owned by Danfoss and its subsidiaries (collectively, other than the Company and its subsidiaries, the "Danfoss Group") at a price per Share equal to $58.50 (the "Offer Price"), net to the seller in cash, without interest and less any required withholding taxes.

        Merger Sub's obligation to purchase the Shares tendered in the Offer is subject to customary conditions and the non-waivable condition that the number of Shares that have been validly tendered and not properly withdrawn would represent at least a majority of the issued and outstanding Shares, excluding Shares owned by (i) the Danfoss Group and their affiliates (including Bitten & Mads Clausens Fond, the controlling stockholder of Danfoss), (ii) the officers and directors of any member of the Danfoss Group or its affiliates and (iii) the officers and directors of the Company (the "Minimum Tender Condition"). For purposes of the Minimum Tender Condition, the term "affiliates" of the Danfoss Group excludes the Company or any of its subsidiaries.

        The Offer is initially scheduled to expire at 12:00 midnight, New York City time, on April 11, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission or applicable law.

        Pursuant to and subject to the conditions of the Offer, the validly tendered and not properly withdrawn Shares will be purchased by Merger Sub. The Merger Agreement provides, among other things, that after the completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Danfoss (the "Merger"). In the Merger, all issued and outstanding Shares not purchased in the Offer (other than Shares held by the Danfoss Group or held by the Company and its subsidiaries immediately prior to the Effective Time, or held by any stockholder of the Company who is entitled to demand and who properly demands appraisal for such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes.

        As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), the special committee, which was comprised solely of independent and disinterested directors (the "Special Committee"), unanimously approved the Merger Agreement, the Offer and the Merger and unanimously determined that the terms of the Offer and the Merger are advisable, substantively and procedurally fair to and in the best interests of the unaffiliated stockholders of the Company, and the Company's Board of Directors, based on the unanimous recommendation of the Special Committee, unanimously (other than directors nominated to the Company's Board of Directors by Danfoss, each of whom abstained) approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are advisable, substantively and procedurally fair to and in the best interests of the unaffiliated stockholders of the Company. The Company's Board of Directors, based on the unanimous recommendation of the Special Committee, hereby recommends that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

        In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY AND IN THEIR ENTIRETY.

        On behalf of the Company Board and management of the Company, we thank you for your support.

Sincerely,

Steve Wood
Chairman of the Special Committee

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  Exhibit (a)(1)(H)